Filed by Crown Castle International Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Global Signal Inc.

Commission File No.: 001-32168

1 Crown Castle International Acquisition of Global Signal October 6, 2006

i
Additional Information and
Where to Find It
In connection with the proposed transaction, Crown Castle plans to file with the SEC a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus. INVESTORS AND SECURITY HOLDERS OF CROWN
CASTLE AND GLOBAL SIGNAL ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT
DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE
PART OF THE REGISTRATION STATEMENT, WHEN THEY ARE AVAILABLE, BECAUSE THEY WILL CONTAIN
IMPORTANT INFORMATION ABOUT CROWN CASTLE, GLOBAL SIGNAL, THE PROPOSED TRANSACTION AND
RELATED MATTERS. Investors and security holders of Crown Castle and Global Signal will be able to obtain copies of the Registration Statement and the Joint Proxy Statement/Prospectus, when they become available, as well as other filings with the SEC that will be incorporated by reference into such documents, containing information about Crown Castle and Global Signal, without charge, at the SEC’s website at
http://www.sec.gov. These documents may also be obtained for free from Crown Castle by directing a request to Crown Castle International Corp., Investor Relations, 510 Bering Drive, Suite 600, Houston, TX
77057 or for free from Global Signal by directing a request to Global Signal Inc. at 301 North Cattlemen Road,
Suite 300, Sarasota, Florida 34232-6427, Attention: Secretary.

ii
Participants in the Solicitation
Neither Crown Castle nor Global Signal is currently engaged in a solicitation of proxies from the security holders of Crown Castle or Global Signal in connection with the proposed transaction. If a proxy solicitation commences, Crown Castle, Global Signal and their respective directors and executive officers and other members of management may be deemed to be participants in such solicitation. Information regarding
Crown Castle’s directors and executive officers is available in Crown Castle’s Annual Report on Form 10-K for the year ended December 31, 2005, and the proxy statement, dated April 11, 2006, for its 2006 annual meeting of stockholders, which are filed with the SEC. Information regarding Global Signal’s directors and executive officers is available in Global Signal’s Annual Report on Form 10-K for the year ended December 31,
2005 and the proxy statement, dated April 12, 2006, for its 2006 annual meeting of stockholders, which are filed with the SEC. Additional information regarding the interests of such directors and executive officers will be included in the Registration Statement containing the Joint Proxy Statement/Prospectus to be filed with the SEC.

This presentation contains forward-looking statements that are based on management’s current expectations. Such statements include, but are not limited to plans, projections and estimates regarding (i) the contemplated Crown Castle and Global Signal merger, (ii) the timing and closing of the Crown Castle and Global Signal merger, (iii) the integration risks relating to the merger, (iv) the benefits of the
Crown Castle and Global Signal merger, including strategic and operational benefits, expected growth, customer and shareholder value, synergy gains (and the timing of such synergy gains), leasing potential and (v) the impact of the Crown Castle and Global Signal merger on leasing opportunities, revenue, recurring cash flow (including recurring cash flow per share), Adjusted EBITDA, our customer base, total assets, capital structure, debt level, cost of debt and financial results.
There are a number of important factors that could cause actual results or events to differ materially from those indicated by the forward-looking statements contained in this presentation, including: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Crown Castle and Global Signal shareholders to approve the transaction; the ability of
Crown Castle to successfully integrate Global Signal’s operations and employees; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers and employees; competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in Crown Castle’s and Global Signal’s filings with the Securities and Exchange Commission (“SEC”), including each company's Annual Report on Form 10-K for the year ended
December 31, 2005, which are available at the SEC's website at http.//www.sec.gov. The information set forth herein speaks only as of the date hereof, and Crown Castle and Global Signal disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this press release.
This presentation includes certain non-GAAP financial measures, including recurring cash flow and Adjusted EBITDA. Tables reconciling such non-GAAP financial measures are available at the end of this presentation and under the investor section of Crown Castle’s website at www.crowncastle.com.
Forward-Looking Information

Transaction Summary & Operational Overview John Kelly Chief Executive Officer 3

Transaction Summary
Transaction Snapshot
Benefits to Crown Castle
Near and long-term accretive to
recurring cash flow per share
(3)
Enhanced opportunity for growth
Diversifies customer base
Positions Crown Castle to leverage
our experienced management team
and industry-leading customer
service across an unrivaled footprint
Synergy opportunities
(1) Including assumed debt
(2) Assumes maximum cash election
(3) Recurring cash flow per share is defined as Adjusted EBITDA less interest expense less sustaining capital expenditures divided by common shares outstanding
Crown Castle to acquire Global Signal
for approximately $5.8 Bn
(1)
in stock and
cash
–
1.61x exchange ratio
–
Cash election with “cap” of $550 mm
aggregate cash consideration
–
Crown Castle shareholders to own
approximately 68%
(2)
–
Global Signal shareholders to own
approximately 32%
Global Signal is the third largest tower
operator
–
10,659 wireless tower sites
–
Strategic site locations with 78% of the
towers in the top 100 BTA’s

Enhanced National Footprint
Global Signal Sites
Crown Castle Sites
Over 23,000 U.S. Sites Combined
•
Los Angeles
•
Portland
•
Detroit
•
Las Vegas
•
Minneapolis-St. Paul
•
Milwaukee
•
Kansas City
6,600 sites added in the top 50 BTA’s
with the following new markets:

U.S. Operational Overview
12%
12%
76%
Business Overview
#1 tower operator in the U.S.
22,189 wireless towers
Q2 ’06 annualized pro forma Crown
Castle results
(1,2)
–
$1.2 Bn site rental revenue
–
$659 mm Adjusted EBITDA
–
$329 mm recurring cash flow
(4)
Annualized Site Rental Revenue
(3)
(1) Pro forma calculations provided on page 23, 24, and 25
(2) Pro forma Crown Castle defined as pro forma Crown Castle post acquisition of Global Signal
(3) Run-rate site rental revenue based on licenses as of August 2006
(4) Includes $39 mm of additional interest expense related to the acquisition of Global Signal
Big 4 Wireless
Carriers
Other Wireless
Telephony
Other

The Leading U.S. Tower Operator
73% of pro forma towers in the top
100 BTA’s
(1)
–
Top 100 BTA’s represent 74% of US
POPs
–
Higher proportion of expected
carrier capex spending
66% with Verizon, Cingular or
Sprint as the anchor tenant
3,715 more towers in the top 100
BTA’s than nearest competitor
(1)  Basic Trading Areas as defined by Rand McNally & Co and as used by the FCC to determine service areas for PCS wireless licenses
(2) Towers based on public information for AMT & SBAC as of Q2 2006
Distribution
22,189
19,822
11,530
10,659
5,281
PF CCI AMT CCI GSL SBAC
(2)
Other
Top 100
Top 50
Top 50 BTA’s
Top 100 BTA’s
# of Towers
in top 100 BTA’s
56%
73%
16,291
50%
70%
8,023
62%
78%
8,268
47%
63%
12,576
26%
49%
2,568
(2)
U.S. Wireless Towers

Broadcast
Gov't &
Other
9%
T-Mobile
9%
Other
Wireless
Telephony
12%
Sprint
28%
Cingular
23%
Verizon
16%
Paging
3%
High-Quality Revenues
Diversified, high-quality revenues
88%
(1)
wireless telephony
81% investment grade revenues
Highest exposure to leading US
wireless carriers
(1)  Run-rate site rental revenue based on licenses as of August 2006
Pro Forma Recurring Revenue
(1)

Opportunity For Growth
Crown Castle is Best Positioned
Most towers in the top 50 and top 100
BTA’s
Portfolio comprised primarily of
acquired towers from Verizon, Cingular,
Sprint and T-Mobile
Strong relationships with Metro PCS,
Leap, ClearWire and other emerging
carriers
Significant opportunity for increased
lease up on acquired towers
–
Leverage Crown Castle’s proprietary
leasing demand tools and industry
leading customer service
Drivers of Future Site Demand
Carrier focus on improving network
quality
Subscriber growth
Increasing usage (voice MOU, data)
Wireline replacement
Next generation network builds
AWS auctions
Sprint 4G
WiMax builds

10 Synergy Potential Conservative synergy estimates used in our analysis Annual run-rate cost synergies of approximately $12 mm to $15 mm Low integration risk due to asset-intensive nature of business

Transaction details & financial impact Ben Moreland EVP, CFO 11

Transaction Details
Exchange ratio : 1.61x shares of Crown Castle shares for each share of Global Signal
Form of transaction: Cash Election Merger
Maximum cash consideration : $550 mm (up to 14% of total consideration based on GSL share price of $50.10)
Governance: Crown Castle board to be increased by 3 members to 13 directors and
Global Signal to nominate Wesley R. Edens, Robert H. Niehaus and
David C. Abrams from Global Signal's directors
Crown Castle management to retain existing positions
Stockholders agreement: Fortress Investment Funds, Greenhill Capital Partners, L.P. and
Abrams Capital, LLC, and Crown Castle have agreed to customary lockups and liquidity provisions including marketed secondary of at least
$600 million within 90 days following closing
Voting Agreement Fortress, Greenhill, and Abrams agree to vote shares representing approximately
40% of Global Signal's outstanding shares in favor of the transaction
Break-up fee: 3.5% of Global Signal's equity transaction value
Timetable: Closing expected Q1 2007

Financial Highlights
Attractive purchase price
Near and long-term accretive to RCF /
share, inclusive of dilution from $550 mm
of new borrowings
Increases expected revenue, Adjusted
EBITDA, and RCF growth rates
Lowers tower revenue growth required to
achieve stated goal of 20-25% RCF/share
growth
Modestly increases leverage with pro
forma interest coverage of >2x
(1) Based on Q2 2006 annualized results, including Crown Castle’s acquisition of Mountain Union
Telecom in July 2006 and approximately $12.5 mm in annualized cost synergies
Site Rental Revenue
Per Tower
($ in thousands)
$54.4
$50.6
$38.1
$24.6
$32.0
$46.0
CCI
GSL PF CCI
CCI
GSL
PF CCI
(1)
Site Rental Gross Margin
Per Tower
(1)

(1) Based on common shares outstanding at 07/31/2006 and closing share prices as of 10/05/2006
(2) Based on 06/30/2006 publicly available financial information; assumes repurchase of 10 ¾% and 9 3/8% senior notes and $40 mm of cash
Transaction Pricing
Transaction value of
approximately $5.8 Bn
Premium paid of 12%
Accretive to near and
long-term recurring cash
flow
Q2 '06 Annualized ($ in millions, except per tower amounts)
Crown Castle Global Signal
Pro Forma
Crown Castle
Price/share at 10/05/06 $34.75 $50.10 $34.75
Price/share (1.61x) - $55.95 -
# of shares
(1)
201.6 70.2 298.8
Equity value (EV) $7,005 $3,929 $10,384
Net debt
(2)
$2,924 $1,844 $5,278
Preferreds and Minority Interest $338 - $338
Total firm value $10,267 $5,773 $16,000
Total wireless towers 12,915 10,659 23,574
FV / Towers ($ 000) $795 $542 $679
EV / Towers ($ 000) $542 $369 $440

$542
$466
$440
$717
AMT CCI SBAC PF CCI
Improved Shareholder Return Potential
Equity capital per tower
reduced by 19%
Equity Capital Per Tower
(1)
Transaction enhances
ability to achieve goal of
20 to 25% of annual RCF /
share growth
Efficient capital structure
to convert growth in
revenue to RCF / share
15% lower tower
revenue growth required
to achieve similar
outcome as being a stand
alone entity Total Capital
Per Tower
$878
$795
$736
$679
($ in thousands)
(1) Based on shares outstanding at 07/31/2006 and closing share prices on 10/05/2006

Optimized Capital Structure
70% of its debt financed through
low-cost securitized debt
Majority of debt outstanding is not
exposed to interest rate fluctuations
until at least January 2012
Crown Castle’s approach to
effectively utilizing its balance sheet
for growth opportunities and share
repurchases remains unchanged
Debt Comparison with Peers ($ Bn)
Net Debt /
Adj. EBITDA
(1)
8.16x 4.30x 9.06x
Average
Coupon
(2)
5.9% 6.0% 6.9%
Total Debt/
Enterprise 33% 19% 39%
Value
$5.3
$3.6
$1.5
PF CCI
AMT SBA
Securitized Bank/Bond/Other
(1) Q2 2006 Annualized
(2) Q2 2006 annualized interest expense / total debt for CCI and-AMT; SBA’s interest expense based on Q3 2006 outlook provided on 8/3/2006

Pro Forma Financial Snapshot
(1) Includes approximately $12.5 mm in cost synergies
(2) PF Crown Castle includes approximately $39 mm additional interest expense from issuance of $550 mm transaction debt; Crown Castle stand alone pro forma for
10 ¾% and 9 3/8% senior note redemption
(3) Crown Castle pro forma for acquisition of Mountain Union
Net dilution
resulting
from $550
mm of new
borrowings
Q2 '06 Annualized ($ in millions)
Crown Castle
(3)
Global Signal
Transaction
Adjustments
Pro Forma Crown
Castle
(1,2)
Tower revenue $703 $490 $1,193
Total revenue $801 $490 $1,291
Tower gross margin $491 $262 $754
TCF margin % 69.9% 53.6% 63.2%
Adjusted EBITDA $434 $213 $12.5 $659
Interest expense $188 $90 $39 $317
Sustaining capex $13 $1 $14
Recurring cash flow $233 $122 ($27) $329
Shares outstanding at 07/31/2006 201.6 70.2 27.0 298.8
Recurring cash flow / share $1.16 $1.74 ($0.06) $1.10

Pro Forma Capitalization
Note: Pro forma for redemption of Senior Notes on August 1, 2006; financial data as of June 30, 2006; excludes restricted cash
(1) Includes transaction expenses of $55 mm
(2) Assumes $81 mm cash; excludes $312 mm of 6 ¼ % preferred stock
(3) Excludes cost synergies; pro forma for acquisition of Mountain Union
(4) Q2 ’06 pro forma annualized Adjusted EBITDA / pro forma interest expense
Equity 65%
Preferreds
2%
Debt 33%
Total Pro Forma Crown Castle
Capitalization
($ in millions)
Crown Castle
Crown Castle Term Loan B $1,000
Sr. Secured Twr Revenue Notes $1,900
Bonds $64
Crown Castle Debt $2,964
Global Signal
Feb. '06 Mortgage Loan $1,550
Dec. '04 Mortgage Loan $294
Capital leases $1
Total Global Signal Debt $1,845
New Pro Forma Transaction Debt
(1)
$550
Pro Forma Crown Castle
Pro Forma Total Debt $5,359
Pro Forma Net Debt
(2)
$5,278
Q2 '06 Annual. Adjusted EBITDA
(3)
$647
Net Debt / Annualized Adjusted EBITDA 8.16x
Pro Forma Interest Expense $317
Pro Forma Interest Coverage
(4)
2.04x

Non-GAAP Financial Measures
(Crown Castle)
Crown Castle defines Adjusted EBITDA as net income (loss) plus cumulative effect of change in accounting principle, income (loss) from discontinued operations, minority interests, credit (provision) for income taxes, interest expense, amortization of deferred financing costs, interest and other income (expense), depreciation, amortization and accretion, operating stock-based compensation charges, asset write-down charges and restructuring charges (credits).
Adjusted EBITDA is not intended as an alternative measure of cash flow from operations or operating results (as determined in accordance with Generally Accepted Accounting Principles (GAAP)).
($ in thousands, except per share and per tower amounts)
Adjusted EBITDA for the quarter ended June 30, 2006 is computed as follows:
Three Months Ended
June 30, 2006
Net income (loss) (13,335) $
Income (loss) from discontinued operations, net of tax -
Minority interests (4)
Provision for income taxes 507
Interest expense and amortization of deferred financing costs 37,455
Interest and other income (expense) 2,939
Depreciation, amortization and accretion 69,374
Operating stock-based compensation charges 5,380
Asset write-down charges 1,522
Cumulative effect of change in accounting principle -
Restructuring charges, including stock-based compensation charges -
Adjusted EBITDA 103,838 $

Other Calculations (Crown Castle)
($ in thousands)
Site rental gross margin (tower gross margin) and annualized site rental gross margin for the quarter ended June 30, 2006 is computed as follows:
Three Months Ended
June 30, 2006
Site rental revenue 169,160 $
Less: Site rental cost of operations
(1)
50,927
Site rental gross margin 118,233 $
Annualized site rental gross margin 472,932 $
(1) Exclusive of amortization, depreciation and accretion

Non-GAAP Financial Measures
(Global Signal)
($ in thousands, except per share amounts)
Global Signal defines Adjusted EBITDA as net income (loss) before interest, income tax expense (benefit), depreciation, amortization and accretion, gain or loss on early extinguishment of debt, non-cash stock-based compensation expense, Sprint integration costs, straight-line portion of revenues and expense, gain or loss on sale of properties, gain or loss on derivative instruments and impairment loss on assets held for sale. Adjusted EBITDA is not a measure of performance calculated in accordance with U.S. generally accepted accounting principles, or "GAAP."
Adjusted EBITDA, recurring cash flow, recurring cash flow per share, and annualized recurring cash flow per share for Global Signal for the quarter ended June 30, 2006 is computed as follows:
Three Months Ended
June 30, 2006
Net Income (Loss)                             (16,970) $
Depreciation, amortization and accretion        42,648
Interest, net                                    22,415
Sprint sites integration costs                      192
Straight-line portion of revenues              (4,430)
Straight-line portion of expense                 8,777
Income tax expense (benefit)                       2
Loss on early extinguishment of debt               -
Non-cash stock based compensation expense         4,867
(Gain) loss on sale of properties                    74
(Gain) loss on derivative instruments             -
Reported Adjusted EBITDA                       57,575 $
Adjustment to comparable Adjusted EBITDA measure
(1)
(4,347)
Adjusted EBITDA comparable to Crown Castle 53,228 $
Less: Interest expense and amortization of deferred financing costs 22,415
Less: Sustaining capital expenditures
(2) 250
Recurring cash flow 30,563 $
Annualized recurring cash flow 122,252
Common Shares outstanding as of 06/30/2006 70,207
Recurring cash flow per share 0.44 $
Annualized recurring cash flow per share 1.74
$
(1)  Crown Castle's and Global Signal's definitions of Adjusted EBITDA differ with respect to the treatment of the straight-line portions of revenue and expense.  The adjustment removes the net difference of straight-line revenue and expense resulting in a comparable Adjusted EBITDA number.
(2) Assumption based on number of towers at Q2 2006

Other Calculations (Global Signal)
Site rental gross margin (tower gross margin) and annualized site rental gross margin for Global Signal for the quarter ended June 30, 2006 is computed as follows:
Three Months Ended
June 30, 2006
Site rental revenue 122,467 $
Less: Site rental cost of operations
(1)
56,872
Site rental gross margin 65,595 $
Annualized site rental gross margin 262,380 $
(1) Exclusive of amortization, depreciation and accretion

Pro Forma Reconciliations
($ in thousands, except per share and per tower amounts)
Annualizedtotal revenue for Crown Castle,Global Signal and Pro Forma Crown Castleforthe quarter endingJune 30, 2006 is computed asfollows:
CCI
(1)
GSL Pro Forma CCI
Pro Forma CCI
Annualized
Site rental revenue 169,160 $                              122,467 $                          291,627 $                          1,166,508 $
Pro forma Mountain Union 6,530 - 6,530 26,120
Service revenue 24,616 - 24,616 98,464
Total revenue 200,306 $                              122,467 $                          322,773 $                          1,291,092 $
Annualized total revenue 801,224 $                              489,868 $                          1,291,092 $
Annualized Adjusted EBITDA for Crown Castle,GlobalSignal, andPro Forma Crown Castle forthe quarterendingJune 30, 2006 is computed asfollows:
CCI
(1)
GSL Combined Synergies Pro Forma CCI Pro Forma CCI Annualized
Q2 2006 Adjusted EBITDA (4)
103,838 $                              53,228 $                           157,066 $                          3,125 $                           160,191 $                              640,764 $
Pro forma Mountain Union 4,625 - 4,625 - 4,625 18,500
Adjusted EBITDA 108,463 $                              53,228 $                           161,691 $                          3,125 $                           164,816 $                              659,264 $
Annualized Adjusted EBITDA 433,852 $                              212,912 $                          646,764 $                          12,500 $                          659,264 $
Annualized recurringcash flowand recurring cashflow per sharefor Crown Castle, GlobalSignal and Pro Forma Crown Castle for the quarter ending June 30, 2006 iscomputed as follows:
CCI
(1)
GSL
New Transaction Debt
Interest Pro Forma CCI
Pro Forma CCI Annualized
(1,2)
Adjusted EBITDA                       108,463 $                              53,228 $                           - $                                    161,691 $                        646,764 $
Less: Interest expense and amortization of deferred financing costs 47,000 22,415 9,750 79,165 316,660
Less: Sustaining capital expenditures (3) 3,250 250 3,500 14,000
Add: cost synergies - - 3,125 3,125 12,500
Recurring cash flow 58,213 $                               30,563 $                           (6,625) $                            82,151 $                          328,604 $
Annualized recurring cash flow 232,852 $                              122,252 $                          (26,500) $                          328,604 $
Shares Outstanding at 6/30/2006 and pro forma shares for PF Crown Castle 201,597 70,207 - 299,700 $
Annualized recurring cash flow per share 1.16 $                                   1.74 $                               1.10 $
(1) Pro forma for Mountain Union acquisition
(2) PF Crown Castle includes $39 mm additional interest expense from issuance of transaction debt
(3) Pro forma sustaining capital expenditures assumption
(4) Based on Crown Castle's Adjusted EBITDA definition

Pro Forma Reconciliations
($ in thousands, except per share and per tower amounts)
Annualized tower gross margin and tower gross margin per tower for Crown Castle, Global Signal and Pro Forma Crown Castle for the quarter ending June 30, 2006 is computed as follows:
CCI
(1)
GSL Pro Forma CCI
Pro Forma CCI
Annualized
Site rental revenue 169,160 $                              122,467 $                          291,627 $                          1,166,508 $
Less: site rental cost of operations
(1) 50,927 56,872 107,799 431,196
Add: Pro forma Mountain Union 4,625 - 4,625 18,500
Site rental gross margin 122,858 $                              65,595 $                           188,453 $                          753,812 $
Annualized site rental gross margin 491,432 $                              262,380 $                          753,812 $
# Towers 12,915 10,659 23,574
Annualized site rental gross margin per tower 38.05 $                                 24.62 $                             31.98 $
Annualized site rental and revenue site rental revenue per towerfor pro forma Crown Castle for the quarter ending June 30, 2006 is computed as follows:
CCI
(1)
GSL Pro Forma CCI
Annualized site rental revenue 676,640 $                              489,868 $                          1,166,508 $
Annualized pro forma Mountain Union 26,100 - 26,100
Annualized pro forma site rental revenue 702,740 $                              489,868 $                          1,192,608 $
# Towers 12,915 10,659 23,574
Annualized site rental revenue per tower 54.41 $                                 45.96 $                             50.59 $
Equity Capital Per Tower for Crown Castle, Pro Forma Crown Castle, American Tower, and SBAC for the quarter ended June 30, 2006 is computed as follows:
AMT CCI SBAC Pro Forma CCI
Price/share on 10/05/06 36.70 $                                 34.75 $                             25.06 $                             34.75 $
# of shares 425.0 201.6 98.1 298.8
Equity value (EV) 15,598 $                               7,005 $                             2,459 $                             10,384 $
Net debt (2)
3,512 3,262 1,428 5,616
Firm value 19,110 $                               10,267 $                           3,887 $                             16,000 $
Tower Count (Wireless towers only) 21,757 12,915 5,281 23,574
Equity Value Per Tower 717 $                                    542 $                                466 $                                440 $
Firm Value Per Tower 878 $                                    795 $                                736 $                                679 $
(1) Pro forma for Mountain Union acquisition
(2) Pro forma for redemption of Senior Notes on August 1, 2006; financial data as of June 30, 2006; excludes restricted cash; assumes $40 mm cash for Crown Castle; assumes $81 mm cash for Pro Forma Crown Castle

Pro Forma Reconciliations
($ in millions, except per share amounts)
NetDebtdivided by last quarter annualized Adjusted EBITDA for proforma Crown Castle, American Tower,and SBAfor the quarter endingJune 30, 2006 iscomputedasfollows:
Pro Forma CCI AMT SBAC
Total Debt (3)
5,359 $                                 3,603 $                             1,505 $
Less: Cash (81) (90) (77)
Net Debt 5,278 $                                 3,512 $                             1,428 $
Q2 2006 Adjusted EBITDA 162 $                                    204 $                                39 $
Annualized (x4) 647 817.2 157.6
Net Debt / Annualized Adjusted EBITDA 8.16x 4.30x 9.06x
Average Coupon forpro forma Crown Castle, American Tower, and SBAfor thequarter ending June 30,2006 iscomputedas follows:
Pro Forma CCI AMT SBAC
(4)
Total Debt (3) 5,359 $                                 3,603 $                             1,505 $
LQA Interest Expense 317 217 104
Average Coupon (Interest / Debt) 5.91% 6.0% 6.9%
TotalDebtto Enterprise Value for proforma Crown Castle, American Tower,andSBA forthe quarter endingJune 30, 2006 is computed asfollows:
Pro Forma CCI AMT SBAC
(4)
Total Debt 5,359 $                                 3,603 $                             1,505 $
Enterprise Value
Debt 5,359 $                                 3,603 $                             1,505 $
Less: Cash (81) (90) (77)
Net Debt 5,278 3,693 1,428
Minority Interest 26 - -
Preferred Stock 312 - -
Total 5,616 $                                 3,693 $                             1,428 $
Market cap
Shares (in millions) 298.8 425.0 98.1
Share price as of 10/05/2006 34.75 $                                 36.70 $                             25.06 $
Market Cap 10,384 $                               15,598 $                           2,459 $
Total Enterprise Value 16,000 $                               19,291 $                           3,887 $
Debt / Enterprise Value 33% 19% 39%
(1) Pro forma for Mountain Union acquisition
(2) Pro forma for redemption of Senior Notes on August 1, 2006; financial data as of June 30, 2006; excludes restricted cash; assumes $40 mm cash for Crown Castle; assumes $81 mm cash for Pro Forma Crown Castle
(3) Does not include $312 mm of preferred stock
(4) Based on Q3 2006 Outlook